As filed with the Securities and Exchange Commission on November 4, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to
Schedule 14D-9

(Rule 14d-101)

SOLICITATION/ RECOMMENDATION STATEMENT PURSUANT TO

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Vixel Corporation

(Name of Subject Company (Issuer))

Vixel Corporation

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $.0015 PER SHARE (INCLUDING ANY ASSOCIATED PREFERRED STOCK PURCHASE OR OTHER RIGHTS) AND SERIES B CONVERTIBLE PREFERRED STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

COMMON STOCK CUSIP 928552 10-8

(CUSIP Number of Class of Securities)

James M. McCluney

Chief Executive Officer
Vixel Corporation
11911 North Creek Parkway South
Bothell, Washington 98011
Telephone: (425) 806-5509
Facsimile: (425) 806-4050
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:

David R. Wilson, Esq.
Heller Ehrman White & McAuliffe LLP
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104-7098
Telephone: (206) 447-0900
Facsimile: (206) 447-0849

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 to Schedule 14D-9 amends and supplements the Schedule 14D-9 initially filed by Vixel Corporation, a Delaware corporation (“Vixel” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 15, 2003, as amended by the Amendment No. 1 to the Schedule 14D-9 filed with the SEC on October 22, 2003, relating to a tender offer commenced by Emulex Corporation, a Delaware corporation (“Emulex”), through its wholly owned subsidiary, Avairy Acquisition Corp., a Delaware corporation (“Purchaser”) on October 15, 2003 to purchase each outstanding share of common stock, par value $0.0015 per share of Vixel (together with any associated preferred stock purchase or other rights issued pursuant to the Rights Agreement, dated as of November 15, 2000, between Vixel and Computershare Trust Company, Inc., as amended from time to time) and (ii) the Series B convertible preferred stock, par value $0.001 per share of Vixel.

Item 4. The Solicitation or Recommendation
SIGNATURE

Item 4.	The Solicitation or Recommendation

      Item 4 of Schedule 14D-9 is hereby amended and restated in its entirety as follows:

(a) Recommendation of the Board of Directors

      As described below, the Vixel board of directors (the “Board”) unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, Vixel and its stockholders. The Board unanimously determined that the Offer Price is fair to and in the best interests of the Company and the holders of the Shares. The Board unanimously recommends that Vixel’s stockholders accept the Offer and tender their shares of Common Stock and Series B Preferred Stock pursuant to the Offer.

      A letter to Vixel’s stockholders communicating the Board’s recommendation and a press release announcing the execution of the Merger Agreement are filed as Exhibits (a)(3) and (a)(4) to this Schedule 14D-9, respectively, and are incorporated into this Schedule 14D-9 by reference.

(b) Background and Reasons for the Board’s Recommendation

Background

      As part of its strategic planning process, Vixel had developed a list of original equipment manufacturers and potential strategic partners with which it could build relationships. Members of Vixel management met with some of these companies to explore possibilities for strategic partnerships. As a result of discussions with one of these companies (“Alternative Bidder”), Vixel’s Chief Executive Officer, James M. McCluney, and the Chair of Vixel’s Strategic Advisory Board, John Runne, met with the Chief Executive Officer of Alternative Bidder on June 25, 2003 to discuss a partnering relationship between the two companies.

      Vixel had also been exploring forming a possible relationship with Emulex, primarily focused around discussions to jointly develop certain products. On June 13, 2003, Mr. McCluney met with the Chief

Executive Officer of Emulex, Paul Folino. At that meeting, Mr. Folino said that Emulex would be interested in having a deeper relationship that went beyond the possible joint development discussions, including the possibility of Emulex acquiring Vixel.

      On June 16, 2003, in preliminary response to Mr. Folino’s proposal at the June 13 meeting, Mr. McCluney telephoned Mr. Folino to express preliminary interest in a possible business combination. Mr. McCluney also informed Mr. Folino that he needed to discuss the possibility of an acquisition with the Board at its next meeting scheduled for July 29, 2003. Mr. Folino indicated that Emulex would be in a position to initiate discussions following Emulex’s regular meeting of its board of directors scheduled for August 21, 2003. At that point, the parties determined to cease any further discussions regarding a possible combination pending a determination to pursue further discussions by their respective boards of directors.

      Thereafter, on July 18, 2003, Alternative Bidder expressed to Vixel an interest in exploring a possible acquisition of Vixel. As a result, Vixel and Alternative Bidder planned a meeting for July 31, 2003 to discuss the possibility of a transaction.

      On July 29, 2003, the Board met as scheduled. Mr. McCluney informed the Board that Alternative Bidder had expressed an interest in acquiring Vixel. He also told the Board that Emulex had suggested that it too might be interested in acquiring Vixel. The Board also discussed the tentative meeting with Alternative Bidder scheduled for July 31, Vixel’s contacts with Alternative Bidder and Alternative Bidder’s ability to consummate an acquisition transaction. The Board also discussed Mr. McCluney’s preliminary conversations with Mr. Folino regarding the possibility of Emulex acquiring Vixel. The Board then proceeded to discuss Vixel’s current operations, financial condition, strategic position, product cycle, competitors and current technology advantage over its competition. In addition, the Board discussed the relative merits of remaining independent versus combining with a strategic partner. The Board also discussed the potential detriment to Vixel’s operations and customer base that might result from having competitors and customers learn that Vixel was interested in being acquired. Finally, the Board decided that if the right partner could be found and an appropriate transaction consummated, it would be in the best interests of Vixel and its stockholders to proceed with a transaction. Following these discussions, the Board authorized management to meet with Alternative Bidder to determine its interest and to continue communications with Emulex regarding the possibility of an acquisition.

      On July 31, 2003, Mr. Runne and Vixel’s Chief Financial Officer, Kurtis L. Adams, met with members of the management of Alternative Bidder. At that meeting, Alternative Bidder expressed its interest in acquiring Vixel. On August 8, 2003, Mr. Runne and Vixel’s Chief Technical Officer, Stuart Berman, and Vice President of Market and Business Development, Brian Reed, met with the director of business development at Alternative Bidder to discuss Vixel’s strategic position and products. Alternative Bidder and Vixel continued to hold discussions regarding a possible acquisition during the next few weeks. On August 20, 2003, Messrs. McCluney and Runne met with Alternative Bidder to discuss the possible acquisition of Vixel, and on August 21, 2003, Alternative Bidder delivered a term sheet to Vixel proposing a cash merger at a price of $9.00 per Share and requesting that Vixel enter into an exclusive negotiating arrangement with it.

      Vixel convened a meeting of the Board for the next day, August 22, 2003, to discuss the term sheet. Representatives from Heller Ehrman White & McAuliffe LLP (“Heller Ehrman”), Vixel’s outside legal counsel, participated in the Board meeting. Heller Ehrman advised the Board regarding its fiduciary duties. At the request of Mr. McCluney, the Board appointed an ad hoc committee (the “Transaction Committee”), consisting of Timothy M. Spicer, Peter J. Perrone and Robert Q. Cordell II, to assist Vixel’s management with the negotiation of any acquisition transaction. Following the discussion of the term sheet, the Board determined that the offer from Alternative Bidder should be pursued and decided that Vixel should engage an investment banker as financial advisor to assist with the negotiation of a transaction. The Board then discussed retaining Goldman Sachs as its financial advisor. Mr. Perrone advised the Board of his affiliation with Goldman Sachs, entertained questions from the other directors and did not participate in further discussions on the matter. The Board (without Mr. Perrone voting) then approved the retention of Goldman Sachs, subject to negotiation of a satisfactory engagement letter by the Transaction Committee (with Mr. Perrone recusing himself from such negotiations) and subject further to the Board’s ability to retain another financial advisor if the circumstances were to warrant it. Representatives of Goldman Sachs then joined the meeting and engaged in a brief discussion of the proposed transaction with the Board. The Board meeting concluded with management’s authorization to respond to Alternative Bidder’s proposal and also to approach Emulex to determine the extent of its interest in a possible acquisition transaction.

      Later that day, Mr. McCluney spoke by telephone with Mr. Folino, and discussed the possibility of Emulex acquiring Vixel.

      On August 25, 2003, the Transaction Committee met three times by telephone to discuss Alternative Bidder’s proposal and a process for negotiating a transaction. Mr. McCluney and representatives of Goldman Sachs participated in the first two of these discussions, and Mr. Adams participated in all of them. Representatives of Heller Ehrman participated in the last such call held that day. During the discussions, Mr. McCluney reported on his conversations with Alternative Bidder’s Chief Executive Officer. The Transaction Committee discussed what it thought was an appropriate value for Vixel and decided that Alternative Bidder’s bid was inadequate. The Transaction Committee authorized Mr. McCluney to advise Alternative Bidder that it would need to increase its offer substantially. The Transaction Committee also decided that Vixel would not agree to exclusive negotiations at that time. Mr. McCluney communicated both of these points to a senior vice president of Alternative Bidder.

      On August 26, 2003, the Transaction Committee (with Mr. Perrone recusing himself from the meeting) met to review the engagement letter agreement with Goldman Sachs. The Transaction Committee had a subsequent meeting that day attended by representatives of Goldman Sachs and Heller Ehrman at which it further reviewed the term sheet from Alternative Bidder. On August 27, 2003, Vixel and Goldman Sachs entered into the engagement letter agreement.

      On August 27, 2003, Mr. Adams spoke with Emulex’s Chief Financial Officer, Michael J. Rockenbach, and Executive Vice President for Business Planning and Development, Karen Mulvany, about various aspects of Vixel and its business. Two days later, on August 29, 2003, the three of them spoke again, this time joined by Mr. Runne. This conversation also focused on Vixel’s business and potential synergies that could result from an acquisition. At this time, Ms. Mulvany conveyed Emulex’s expression of interest in acquiring Vixel.

      While these management conversations with Emulex took place, the Transaction Committee met with management and its advisors numerous times between August 27 and September 2, 2003. During these meetings, management provided the Transaction Committee with updates regarding the status of discussions with Alternative Bidder and Emulex.

      On September 2, 2003, as a prelude to conducting initial due diligence, Emulex and Vixel entered into the Confidentiality Agreement. Two days later, on September 4, Messrs. Adams, Runne and Reed, held a meeting with senior members of Emulex’s management to discuss Vixel’s business. After this meeting ended, Vixel’s management that attended the meeting updated the Transaction Committee, Mr. McCluney and representatives of Goldman Sachs regarding the substance of the discussions with Emulex.

      Mr. McCluney met with Mr. Folino on September 5, 2003, at which time Mr. Folino stated that a term sheet for an acquisition of Vixel would be forthcoming. The Board held a regularly scheduled meeting on September 9, 2003 at which Mr. McCluney updated the Board on the status of discussions with both Alternative Bidder and Emulex. Alternative Bidder had advised Mr. McCluney that it was not willing to raise its bid at the present time. Mr. McCluney advised the Board that based on his discussions with Emulex he anticipated that an offer would be forthcoming.

      On September 11, 2003, Vixel received a term sheet from Emulex proposing that Emulex would commence a tender offer for all of the outstanding Shares at a price of $9.50 per Share to be paid net in cash, representing a price per share that was higher than the price proposed by the Alternate Bidder. The term sheet proposed that the tender offer would be followed by a merger for all untendered Shares at the same price offered in the tender offer. Emulex also requested that Vixel enter into an exclusive negotiating arrangement with it. Emulex’s offer expired by its terms at 5:00 pm, September 12, 2003. After receiving the term sheet, Messrs. McCluney and Adams spoke by telephone with Mr. Folino and Ms. Mulvany to review the term sheet.

      After speaking with Emulex’s management about the term sheet, Vixel management met by telephone with the Transaction Committee and representatives from Goldman Sachs and Heller Ehrman to discuss Emulex’s proposal. The Transaction Committee agreed that, in light of the ongoing discussions with Alternative Bidder, the $9.50 per Share price of the Emulex proposal was not sufficient to warrant an exclusive negotiating arrangement. Heller Ehrman advised the Transaction Committee as to the Board’s fiduciary obligations under the circumstances.

      Vixel management met with Alternative Bidder’s management and financial advisors the following day, September 12, 2003, to provide additional information concerning Vixel and its products and operations. At that time, Alternative Bidder was advised that a higher bid had been made, and that if it wanted to proceed with a transaction, it should submit a higher bid by no later than Monday morning, September 15, 2003. In light of the fact that Vixel and Alternative Bidder were still in discussions regarding Alternative Bidder’s bid, Vixel sought an extension of the expiration of the Emulex offer until Tuesday morning, September 16, 2003, which Emulex granted.

      That same afternoon, September 12, 2003, the Transaction Committee held a meeting attended by Vixel management and representatives of Goldman Sachs and Heller Ehrman. Vixel’s management briefed the Transaction Committee on its meeting with Alternative Bidder and the Transaction Committee discussed the value and terms of the two bids.

      A meeting of the Board occurred on Sunday, September 14, 2003. At that meeting, the Board discussed the term sheets received from Alternative Bidder and Emulex, the subsequent negotiations with each party, and how to proceed. Vixel management and representatives of Goldman Sachs reported on the meeting with Alternative Bidder. Based on the reports of discussions with both Alternative Bidder and Emulex, the Board discussed the business prospects and strategy of both Emulex and Alternative Bidder and the willingness and ability of each of them to consummate a proposed transaction.

      On September 15, 2003, Alternative Bidder presented a revised term sheet with an increased price per Share. Alternative Bidder advised that the consideration would be either all cash or a combination of cash and Alternative Bidder’s stock. After receiving Alternative Bidder’s revised term sheet, the Transaction Committee met with Vixel management and representatives of Goldman Sachs and Heller Ehrman to discuss the revised term sheet. After that meeting ended, Mr. McCluney told Emulex management that the Board was meeting that night and that in light of the closeness of the two offers, Vixel was not in a position to negotiate exclusively with Emulex. During those discussions, Emulex management told Mr. McCluney that it would be willing to raise its bid to $9.75 per Share to be paid net in cash, representing a price per share that was slightly higher than the revised price per Share offered by the Alternative Bidder.

      The Board met on the night of September 15, 2003. After lengthy discussion of the relative merits of the two proposals and after a presentation by Heller Ehrman on the Board’s fiduciary duties, the Board instructed Vixel management and representatives of Goldman Sachs to contact both Alternative Bidder and Emulex the following day to seek their best offers. In the event that there was no movement in price from Alternative Bidder, the Board authorized the Transaction Committee to agree to an exclusive negotiating arrangement with Emulex.

      The next day, September 16, 2003, representatives of Goldman Sachs contacted representatives of Alternative Bidder’s financial advisor and inquired whether the current offer was Alternative Bidder’s best and final offer. Alternative Bidder’s financial advisor told representatives of Goldman Sachs that Alternative Bidder had fully analyzed Vixel and believed that its current offer reflected full value for Vixel.

      Following additional discussions on September 16, 2003, Emulex raised its bid to $10.00 per Share to be paid net in cash provided that Vixel grant Emulex exclusive negotiating rights. Subsequently, Mr. McCluney received a call from a representative of Alternative Bidder who reiterated that Alternative Bidder was not willing to increase its offer at this time. Mr. McCluney then convened a meeting of the Transaction Committee that was also attended by Mr. Adams and representatives of Goldman Sachs and Heller Ehrman. The Transaction Committee was apprised of the discussions with Alternative Bidder and the increased offer from Emulex. Representatives of Goldman Sachs discussed their financial analysis of the increased offer from Emulex. The Transaction Committee then recommended that management advise Emulex that Vixel would enter into exclusive negotiations with it at the $10.00 per Share price and suggested that Goldman Sachs and Heller Ehrman contact their counterparts representing Emulex to finalize a term sheet and an exclusivity agreement.

      On September 17, 2003, Emulex delivered to Vixel a revised term sheet reflecting the $10.00 per Share offer, representing a price per share that was higher than the last price received from the Alternative Bidder. The Transaction Committee met again with Vixel management and representatives of Goldman Sachs and Heller Ehrman to discuss this term sheet, an exclusivity agreement and the Board’s fiduciary obligations.

      The Transaction Committee met with this same group again on September 18, 2003 to discuss the revised term sheet and the exclusivity agreement that the parties had negotiated, and it authorized Mr. Adams to sign the exclusivity agreement, which provided for exclusivity through October 6, 2003. After this meeting, Mr. Adams signed the exclusivity agreement and Mr. Rockenbach signed it on behalf of Emulex.

      On September 22, 2003, management of Vixel and Emulex spoke to each other regarding ongoing intellectual property litigation matters involving Vixel. On September 24 and 25, 2003, the management teams met in Seattle, WA to conduct due diligence, and Emulex’s outside legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), Emulex’s financial advisors, Merrill Lynch & Co., Inc. (“Merrill Lynch”), and Goldman Sachs, participated in this due diligence investigation.

      On September 23, 2003, Skadden Arps sent a draft of the Merger Agreement to Heller Ehrman. During the next two weeks, the parties negotiated the terms of the Merger Agreement and the related documents. On October 1, 2003, Messrs. Adams and Reed held a conference call with Emulex management, Merrill Lynch and Goldman Sachs to discuss financial matters and market opportunities for Vixel products. Furthermore, Emulex and Skadden Arps continued to conduct due diligence. During this time, the Transaction Committee held one meeting and the Board met four times to discuss negotiations.

      On October 5 and 6, 2003, the Board met to consider the Merger Agreement and related documents. Representatives of Heller Ehrman reviewed the Board’s fiduciary duties and the terms of the Merger Agreement and related documents. Heller Ehrman also updated the Board on the status of negotiations of the Merger Agreement and related documents. Representatives of Goldman Sachs discussed the financial and valuation analyses that they had performed and reviewed the content of their fairness opinion. On October 6, 2003, the parties agreed to extend the exclusivity period for an additional day and continued to negotiate the terms of the Merger Agreement and related documents.

      On October 7, 2003, Emulex confirmed an offer price of $10.00 per share and the parties concluded negotiations of the Merger Agreement and related documents, and the Board met to review the documents and vote on the proposed transaction. Representatives of Heller Ehrman reviewed the changes in the Merger Agreement and related documents and representatives of Goldman Sachs discussed the financial and valuation analyses they had performed and delivered Goldman Sachs’ oral fairness opinion, which was confirmed the next day in writing. See Item 4(b) for a description of Goldman Sachs’ fairness opinion. The Board then, by unanimous vote, approved the Offer and the Merger, subject to finalization of the Merger Agreement and related documents, authorized the execution of the Merger Agreement and related documents, and recommended that the stockholders of Vixel tender their shares into the Offer and approve the Merger Agreement.

      On October 8, 2003, after the close of the financial markets, the parties executed the Merger Agreement and related documents and issued a joint press release announcing the transaction.

Reasons for the Board’s Recommendation

      As set forth in the section entitled “Background” above in this Item 4, during the course of negotiations with Emulex and Alternative Bidder, the Board consulted extensively with its financial and legal advisors. At the meetings of the Board held on October 5-7, 2003, the entire Board, with the participation of representatives of its financial and legal advisors, Goldman Sachs and Heller Ehrman, reviewed the Merger Agreement with Emulex and Purchaser and the transactions contemplated by the Merger Agreement, including the Offer and the Merger of Purchaser with and into Vixel. The Board, in the course of its deliberations, also reviewed with its financial and legal advisors and Vixel’s management a number of factors relevant to the transaction, including the factors mentioned in the section entitled “Background” above and those set forth below, and considered these factors before reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger. The Board’s conclusions reached with respect to each of these factors supported its (i) determination that each of the Offer by Purchaser, the subsequent Merger of Purchaser with and into Vixel and the Merger Agreement is advisable, fair to and in the best interests of Vixel and its stockholders, (ii) approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Offer and the Merger) and (iii) recommendation that Vixel’s stockholders tender their shares in the Offer and, if applicable, approve and adopt the Merger Agreement and the Merger. The Board considered the following factors in connection with its review and analysis of the transactions:

(1) Vixel’s business, financial condition, results of operations, assets, liabilities, business strategy and prospects, as well as various uncertainties associated with these prospects. Specifically, the Board also considered:

•	the past performance of Vixel;

•	Vixel’s business prospects for fiscal year 2004;

•	the status of negotiations with various customers for new product sales;

•	the long-range projections of Vixel’s management;

•	the potential impact on Vixel’s financial outlook posed by various risks inherent in achieving management’s long-range objectives; and

•	the greater financial resources of some of Vixel’s competitors that could create competitive disadvantages to Vixel.

(2) The public market for Vixel stock. Specifically, the Board also considered:

•	the increase in trading prices for shares of Vixel Common Stock during the last year and the risk that the current stock price may decline;

•	the past and current market prices, revenues, discounted cash flows and other multiples for comparable companies provided to the Board by Goldman Sachs; and

•	the past low trading volume of Vixel Common Stock, the price volatility for shares of Vixel Common Stock, and the ability of Vixel stockholders to realize liquidity with respect to their shares in light of that trading volume and volatility even if Vixel were to achieve its business objectives.

(3) The potential stockholder value that could be expected to be generated from strategic alternatives to an extraordinary transaction with Emulex. This factor included the prospect of continuing to maintain Vixel as an independent, publicly held corporation and not engaging in any extraordinary transaction. The Board deemed these options less attractive in light of the risks and uncertainties associated with each of these alternatives and the timing and the likelihood of accomplishing the goal of these alternatives. The Board also considered other possible strategic alternatives, including an extraordinary transaction with other potentially interested parties. The Board’s determination that it was unlikely that a third party would offer a more compelling alternative than Emulex included assessments with respect to a number of considerations including:

•	the limited number of potential acquirers in the industry with the financial resources required to consummate an acquisition of Vixel;

•	the potential harm to Vixel’s business of engaging with a bidder that did not present a significant likelihood of achieving a successful transaction; and

•	past contacts between representatives of Vixel and representatives of certain potentially interested parties indicating that they were not interested in a business combination with Vixel.

(4) The likelihood that, in the Board’s view, conducting an extensive public auction process before selling Vixel (a) would risk the loss of the opportunity to effect an extraordinary transaction with Emulex or to do so on terms as favorable as those contemplated by the Merger Agreement and (b) would be detrimental to Vixel by significantly disrupting its existing operations, including risks to its customer base, risk of loss of potential customers and employee retention issues that are inherent in approaching potential bidders with competitive operations.

(5) That, if the Board declined to approve Emulex’s proposal at the time, there was no assurance that there would be another opportunity for Vixel stockholders to receive from Emulex or any other person as significant a premium as that contemplated by the Merger Agreement for their Shares, including if Emulex were in the future no longer interested in an acquisition of Vixel due to changes in its own business.

(6) The Board’s belief that it had obtained the highest price per Share that Emulex is willing to pay after considering, among other things, the strategic importance of a transaction to Emulex and the potential value to Emulex of the synergies that a business combination between Vixel and Emulex offered.

(7) The fact that the $10.00 per Share price to be received by Vixel’s stockholders in both the Offer and the Merger represents: (a) a premium of approximately 18% over the closing price of shares of Vixel Common Stock on October 7, 2003, the business day immediately before the public announcement by Emulex and Vixel of the proposed transaction between Vixel and Emulex; (b) a premium of approximately 34% over the closing price of shares of Vixel Common Stock on October 1, 2003, one week before the public announcement of the proposed transaction between Vixel and Emulex, (c) a premium of approximately 20% over the closing price of shares of Vixel Common Stock on September 8, 2003, one-month before the public announcement of the proposed transaction between Vixel and Emulex, and (d) a premium of approximately 809% over the price of shares of Vixel Common Stock on October 9, 2002, the date in the most recent 52-weeks on which the shares of Vixel had their lowest price. The Board also took note of the fact that shares of Vixel Common Stock had not traded at or above $10.00 per share since June 22, 2000.

(8) The presentations from Goldman Sachs and the oral opinion of Goldman Sachs, which was subsequently confirmed in a written opinion, dated as of October 8, 2003, to the effect that, as of such date, based upon and subject to the considerations and assumptions set forth therein, the $10.00 per share of Common Stock in cash to be received by the holders of shares of Common Stock in the Offer and the Merger is fair from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated October 8, 2003, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Schedule II to this Schedule 14D-9. Vixel’s stockholders should read the opinion in its entirety. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the transaction. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of shares of Common Stock should tender such shares in the Offer or how any holder of such shares should vote with respect to the Merger. The Board was aware that Goldman Sachs becomes entitled to certain fees described in Item 5 upon the consummation of the Offer. The Board was also aware that Peter J. Perrone, a Vice President of Goldman Sachs, is a director of Vixel and that as of October 8, 2003, the GS Entities owned 2,947,651 shares of Vixel’s Series B Preferred Stock (including 84,127 shares of Series B Preferred Stock representing accrued but unpaid dividends) and warrants to purchase 859,056 shares of Common Stock.

(9) The lack of any required approval by Emulex’s stockholders to complete the Offer and Merger, and the belief that Emulex has the available resources, ability and desire to complete the Offer and Merger in a timely manner.

(10) That the Merger Agreement with Emulex and Purchaser was the product of arm’s-length negotiations between Vixel and its advisors, on the one hand, and Emulex and its advisors, on the other.

(11) The fact that the consideration to be received by Vixel’s stockholders in the Offer and the Merger would be payable in cash, and the certainty of value of that cash consideration compared to any stock consideration that may be offered by an alternative party.

(12) The fact that the Offer and the Merger provide for a prompt cash tender offer for all of the Shares to be followed by the Merger in which all Shares not tendered would be converted into a right to receive the same consideration, thereby enabling Vixel’s stockholders to swiftly obtain the benefits of the transaction in exchange for their Shares.

(13) The financial and other terms and conditions of the Merger Agreement with Emulex and Purchaser including, but not limited to, the fact that the terms of the Merger Agreement (a) do not act to preclude other third parties from making unsolicited proposals after execution of the Merger Agreement, (b) will not prevent the Board from determining, in the exercise of its fiduciary duties under applicable law and subject to the terms and conditions of the Merger Agreement, to provide information to and engage in negotiations with any such third parties and (c) will permit Vixel, subject to payment of a $9.3 million termination fee and the other conditions set forth in the Merger Agreement, to enter into a transaction with any party that makes a proposal that would be more favorable to Vixel stockholders than the Offer and the Merger.

      The Board also considered a number of potential negative factors in its deliberations concerning the transactions contemplated by the Merger Agreement, including, but not limited to:

•	the circumstances under which the termination fee and the Parent’s expenses would become payable by the Company, and the effect this might have on other potential bidders for the Company;

•	the risks to the Company’s business that might result from the constraints imposed by the interim operating covenants in the Merger Agreement;

•	the conditions to Purchaser’s obligations to purchase the Shares in the Offer, and the possibility that such conditions might not be satisfied, including expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended;

•	the fact that, although the Offer represents a significant premium over current trading prices for the Company’s common stock, the adoption of the Merger Agreement would eliminate the opportunity for the Company’s shareholders to participate in the future growth and profits of the Company; and

•	the tax effects to the Company’s stockholders of the Offer and the Merger.

The Board believes that these factors and uncertainties were outweighed by the benefits of the Offer and the Merger.

      In addition, the Board believes that sufficient procedural safeguards were and are present to ensure the fairness of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the subsequent Merger, to Vixel’s stockholders (other than Emulex and its affiliates) and to permit the Board to represent effectively the interests of Vixel’s stockholders (other than Emulex and its affiliates), including the following:

•	the Board consisted entirely of directors who are not affiliated with Emulex in any way and who acted to represent solely the interests of Vixel’s stockholders (other than Emulex and its affiliates);

•	the Board retained and received advice from its independent legal counsel, Heller Ehrman; and

•	the Board was advised by and received the opinion of its financial advisor, Goldman Sachs, that is referred to above.

      In view of the wide variety of factors considered in connection with its evaluation of the Merger Agreement, the transactions contemplated by the Merger Agreement, including the Offer and Merger, and the complexity of these matters, the Board did not find it practicable to and did not attempt to quantify, rank or otherwise assign relative weights to the factors considered in connection with its determination. In addition, the Board did not undertake to make any specific determination as to whether any particular factor was essential to its ultimate determination, but rather the Board conducted an overall analysis of the factors described above, including thorough discussions with its financial and legal advisors. In considering the factors described above, individual members of the Board may have given different weight to different factors or reached different conclusions as to whether a specific factor weighed in favor of or against approving the Merger Agreement with Emulex and Purchaser and the transactions contemplated by the Merger Agreement, including the Offer and the Merger. However, after taking into account all of the factors described above, the Board unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, determined that the Offer Price and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, Vixel and its stockholders, and recommended that Vixel’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Opinion of Vixel’s Financial Advisor

      Goldman, Sachs & Co. Fairness Opinion. The Board considered presentations from Goldman Sachs and the oral opinion of Goldman Sachs, which was subsequently confirmed in a written opinion, dated as of October 8, 2003, to the effect that, as of such date, based upon and subject to the considerations and assumptions set forth therein, the $10.00 per share of Common Stock in cash to be received by the holders of shares of Common Stock in the Offer and the Merger is fair from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated October 8, 2003, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Schedule No. II to this Schedule 14D-9. Vixel’s stockholders should read the opinion in its entirety. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the transaction. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of shares of Common Stock should tender such shares in the Offer or how any holder of such shares should vote with respect to the Merger. The Board was aware that Goldman Sachs becomes entitled to certain fees described in Item 5 upon the consummation of the Offer. The Board was also aware that Peter J. Perrone, a Vice President of Goldman Sachs, is a director of Vixel and that as of October 8, 2003, the GS Entities owned 2,947,651 shares of Vixel’s Series B Preferred Stock (including 84,127 shares of Series B Preferred Stock representing accrued but unpaid dividends) and warrants to purchase 859,056 shares of Common Stock.

(c) Intent to Tender

      To the knowledge of Vixel, the non-employee directors of Vixel and the GS Entities have entered into a Stockholders Agreement pursuant to which they have agreed for a period of 35 days from the announcement of the Merger to tender all Shares held of record or owned beneficially by them (representing approximately 11% of the outstanding Shares) into the Offer (except for those Shares issuable upon exercise of Company Options or warrants to purchase Shares, which they have agreed to tender into the Offer following acquisition of such Shares). The foregoing does not include any Shares over which, or with respect to which, any director or the GS Entities acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(d) Stockholder Lawsuit

      On October 9, 2003, a purported class action lawsuit was filed in King County Superior Court of the State of Washington against Vixel and each of Vixel’s directors, entitled Russell Fink v. Vixel Corporation, et al., Case No. 03-2-37226-9JD. The complaint makes general allegations that, among other things, Vixel’s directors breached their fiduciary duties to Vixel stockholders in connection with the approval of the Merger and seeks to enjoin the Offer and have the Merger Agreement declared unlawful, among other forms of relief. Vixel believes that the plaintiff’s claims are without merit and has retained counsel with instructions to vigorously defend it. The foregoing description of the complaint is qualified in its entirety by reference to the complaint itself, a copy of which is filed as Exhibit(e)(22) to this Schedule 14D-9.

Item 8. Additional Information

      Item 8 of Schedule 14D-9 is hereby amended and supplemented to include the following:

      The waiting period under the HSR Act applicable to the purchase of the Shares pursuant to the Offer expired at 11:59 p.m., New York City time on October 31, 2003. The expiration of the waiting period under the HSR Act satisfies one condition to the Offer.

Item 9. Exhibits

      Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(10)	Press Release of Emulex, dated November 3, 2003 (incorporated by reference into this Schedule 14D-9 by reference to Exhibit (a)(a13) to the Schedule TO/A filed by Emulex on November 4, 2003).

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIXEL CORPORATION

By: /s/ Kurtis L. Adams

Name: Kurtis L. Adams
Title: Chief Financial Officer

Dated: November 4, 2003